

February 20, 2009

Mr. S. Jeffrey Johnson
Chief Executive Officer
Cano Petroleum, Inc.
801 Cherry Street, Suite 3200
Ft. Worth, TX 76102

> **Re:** **Cano Petroleum, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed September 11, 2008**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed October 28, 2008**
> **Response letter dated January 21, 2008**
> **File No. 1-32496**

Dear Mr. Johnson:

We have reviewed your filings and response letter dated January 21, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

Business and Properties, page 3

Customers, page 8

1.   We note your response to our prior comment regarding the disclosure identifying your material customer relationships pursuant to Item 101 of Regulation S-K and the contracts related to such significant customers under Item 601 of Regulation S-K. The staff continues to believe that the disclosure required by Item 101 and Item 601 continues to be required. Please revise your disclosure to identify the customers who represent 10% or more of the company's total operating income, and file the material contracts related thereto. To the extent that the company wishes to include its belief that all of its major customers can be replaced, such disclosure can be included as a belief of the company.

Consolidated Statements of Operations, page F-3

2.   We note your response to comment number five from our letter dated December 23, 2008. At this time we are not in a position to agree with your conclusions, and continue to believe you should modify your presentation to report realized and unrealized gains and losses on commodity derivatives in a single line item, and provide further clarifying discussion of the nature and amounts of realized versus unrealized gains and losses within the notes to the financial statements.

Notes to Consolidated Financial Statements

Note 1 Organization and Summary of Significant Accounting Policies

Oil and Gas Properties and Equipment, page F-6

3.   Your response to prior comment six explains how you account for costs incurred in the development and production stage for waterflood and alkaline-surfactant-polymer projects. Please tell us if costs related to these improved recovery activities are incurred prior to the recording of proved reserves (i.e. exploration stage), and if so, how such costs are accounted for.

Note 12 Commitments and Contingencies

General

4.   We note your response to prior comment eight. For the specific lawsuits discussed, please modify your disclosure to explain whether the risk of loss is probable, reasonably possible, or remote; and whether any amounts have been accrued under the guidance of paragraph 8 of FAS 5. If no accrual for a loss contingency has been made, please expand your disclosure to include an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of FAS 5.

Amendment No. 1 to Form 10-K for the fiscal year ended June 30, 2008

Item 11 Executive Compensation, page 3

2008 Director Compensation, page 27

5.   We note your response to our prior comment nine. Please confirm that in future filings you will disclose the value of the accelerated vesting of a director's stock options upon his or her resignation from your board of directors as required by Item 402(k)(2)(vii)(D)(1) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Notes to Financial Statements

Note 2 Discontinued Operations, page 7

6.   We note your response to prior comment 11, and continue to believe presentation of pro forma statements on the face of your financial statements is not appropriate. Please discontinue presenting such pro forma statements in this manner in future filings. Please contact us at the numbers at the end of this letter to discuss.

Engineering Comments

Form 10-K for the Fiscal Year Ended June 30, 2008

7.   We have reviewed your response to our prior comment 15 of our letter dated December 23, 2008. Please address each of the following:

   • Remove the mitigating language from your proposed risk factor language.

   • Please explain what you mean by "(production life)" after the word "responses" in your proposed language.

8.   We have reviewed your response to our prior comment 17. We continue to believe that Rule 4-10(a) of Regulation S-X only allows waterflood reserves to be classified as proved developed when a response is actually exhibited in those reserves. This means that if only a portion of the field's reserves are experiencing a response then you can only classify that portion of the reserves as proved developed. The reserves in the rest of the field, which is not experiencing response, must continue to be classified as proved undeveloped even though the development capital may have already been expended. You can not use a comparison to responses seen in similar fields to help make this determination. Please modify your disclosure or explain to us why it is not needed.

9.   We have reviewed your response to our prior comment 25. We continue to believe that reserves must be calculated based on the actual costs at the end of the year.   If at some time in the future costs change, then at that time when you make a reserve determination you may use those revised costs but it is not appropriate to use expected costs as the basis for your current reserve determination. Please modify your document accordingly and refer to Rule 4-10(a) of Regulation S-X.

10.   We have reviewed your response to our prior comment 26. You state that the increase in proved reserves was due to an increase in original oil in place and an infill drilling program. We continue to believe that an infill drilling program would only accelerate the recovery of proved reserves in a waterflood, as the drainage areas for the infill wells would have been included in the estimated recovery factor applied to the original oil in place. If the increase in proved reserves is because of an increase in the estimate of original oil in place as you state, this would mean that the original oil in place would have to increase by approximately 60 million barrels of oil. As this was previously a well developed field with many well bores as data points and much production history, please explain to us how the original oil in place could have increased by this amount. Alternatively, please modify your reserve estimate.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or in her absence, Mike Karney at (202) 551-3847 with any other questions.

                                Sincerely,

                                H. Roger Schwall
                                Assistant Director